SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Partial Closure - Sale of Thermal Power Plants

Rio de Janeiro, May 14, 2025 — Centrais Elétricas Brasileiras S.A. – Eletrobras, together with its subsidiary Centrais Elétricas do Norte do Brasil - Eletronorte, informs that, in addition to the relevant fact of June 10, 2024, and after meeting the agreed conditions precedent, it concluded on this date the partial closing of the sale of the thermal plants to the J&F S.A. group (successor of Âmbar Energia in the agreement).

The announced closing includes the transfer of all assets and rights held by Eletronorte when the transaction was announced. With the conclusion of this stage of the transaction, the Company raises a total amount of resources of approximately R$ 2.9 billion, which includes the payment for the assets and the withdrawal of escrow deposits related to the gas supply contracts. Additionally, Eletronorte has already received the cash generated by the plants between the period of signing and closing of approximately R$ 600 million.

The Company still maintains the right to receive the earn-out agreed between the parties, in the total base amount of R$ 1.2 billion, about which it will keep its shareholders and the market informed as the conditions for receipt are met.

Assets with completed disposal	Company	Location	Capacity (MW)	PPAs Deadline
TPP Mauá III	Eletronorte	AM	591	nov/30
TPP Rio Negro (greenfield)	Eletronorte	AM	188	n.a.
TPP Aparecida	Eletronorte	AM	166	nov/30
TPP Anamã	Eletronorte	AM	2	nov/30
TPP Anori	Eletronorte	AM	5	nov/30
TPP Codajás	Eletronorte	AM	5	nov/30
TPP Caapiranga	Eletronorte	AM	2	nov/30
Right of Reversion “PIEs Complex”[2]	Eletronorte	AM	600	nov/30¹ (Reversal em mai/25)
TOTAL			1,559
(1)	Plants controlled by third parties, with an energy sales contract to Eletrobras until May/25, at which time they would be reverted to the Company's control.
(2)	(TPP Cristiano Rocha; TPP Manauara; TPP Jaraqui; TPP Tambaqui; TPP Ponta Negra)

Eletrobras also informs that the closing of the sale of TPP Santa Cruz (500MW), the last remaining asset of the divested portfolio, awaits the completion of the respective regulatory approvals.

The conclusion of this important stage of the transaction reinforces Eletrobras' commitment to optimizing its portfolio and capital allocation, with a focus on generating value and simplifying its structure as provided for in its Strategic Plan.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.